VIA EDGAR

January 22, 2008

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

RE:	Old Mutual Funds II

1933 Act File No. 002-99810

1940 Act File No. 881-04391

CIK No. 0000775180

N-14/A filed January 18, 2008

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Old Mutual Funds II hereby requests that the above-referenced filing be withdrawn. The Pre-Effective Amendment has been filed under 1933 Act File No. 333-148285. No securities have been sold in connection with the offering.

If you have any questions, please do not hesitate to contact me at 720-200-7823.

Very truly yours,

/s/ Richard C. Noyes

Richard C. Noyes

Associate General Counsel

OLD MUTUAL CAPITAL, INC.

cc:	Matthew R. DiClemente, Esq.

Ballard Spahr Andrews & Ingersoll, LLP